December 14, 2022
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
035194-0105

VIA EDGAR SYSTEM
Ms. Ashley Vroman-Lee Senior Counsel U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	Parnassus Funds (File Nos. 811-04044 and 002-93131)
Amended Registration Statement on Form N-1A, Filed October 14, 2022
Dear Ms. Vroman-Lee:
Our client, Parnassus Funds (the “Company”), filed the above referenced Amended Registration Statement on Form N-1A, pursuant to Rule 485(a)(2) (the “Filing”).  The Filing relates to the establishment of a new fund, the Parnassus Growth Equity Fund (the “Fund”).
On behalf of the Company, set forth below are the Company’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Filing.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Company’s responses (in regular type).  The Company will file a post-effective amendment to revise the Filing in response to the Staff’s comments and to provide any outstanding information, pursuant to Rule 485(b).  The definitive documents will contain the changes made in response to the comments of the Staff, as reflected in the attached redlined Prospectus and redlined Statement of Additional Information (collectively, the “Redline”).
Capitalized terms not defined herein have the meanings ascribed to them in the Filing.
Prospectus
1. With regard to the expense limitation agreement, is the investment adviser able to recoup advisory fees that are waived?  If yes, please provide appropriate disclosure.
Response:  No, the investment adviser is not able to recoup any advisory fees that are waived pursuant to the expense limitation agreement.
2. Please confirm that the Example for the first year is based on the Total Annual Operating Expenses After Expense Reimbursement, with the subsequent years then being based on Total Annual Fund Operating Expenses.  Revise disclosure accordingly.
Response:  We confirm that the Example for the first year is based on the Total Annual Operating Expenses After Expense Reimbursement, with the subsequent years then being based on Total Annual Fund Operating Expenses.  The Fund has revised the disclosure to read as follows: “The example also assumes that your investment has a 5% return each year, and that the Fund’s operating expenses are equal to the total annual fund operating expenses after expense reimbursement for the first year and the total annual fund operating expenses for the remaining years.”

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SALT LAKE CITY SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

Ms. Vroman-Lee
U.S. Securities and Exchange Commission
December 14, 2022

        3. The use of the term “free” in “fossil-fuel free” seems too broad, as it suggests “none” or “not any” investments in fossil fuels.  Is there another more accurate qualifier that can be used?  On a related note, should the word “significant” in the following sentence be “any”: “The Fund is fossil-fuel free as it does not invest in companies that derive significant revenues from the extraction, exploration, production or refining of fossil fuels . . .”
Response:  Within the industry, the use of a fossil-fuel free investment strategy does not mean that a fund has zero exposure to fossil fuels, but that it aims to severely curtail exposure to such investments.  The Fund has revised the disclosure as follows: “The Fund applies a fossil-fuel free investment strategy, meaning that it does not invest in companies that derive significant revenues from the extraction, exploration, production or refining of fossil fuels. Pursuant to the strategy, the Fund may invest in companies that use fossil fuel-based energy to power their operations or for other purposes. The Fund defines “significant revenues” as being 10% or greater.”
4. Will the Fund invest in emerging markets?  If yes, provide appropriate disclosure.
Response:  No, the Fund will not invest in emerging markets.
5. With regard to principal risks, please consider adding risks on fossil fuel free, environmental, social and governance (ESG) factors, equity securities, REITs, and ADRs.
Response:  The Fund has added the following risks to the Prospectus:
Equity Securities Risk. The Fund may invest in equity securities including common stocks, which include the common stock of any class or series of domestic or foreign corporations or any similar equity interest, such as a trust or partnership interest. The value of the equity securities held by the Fund may fall due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, or facts relating to specific companies in which the Fund invests. These investments may or may not pay dividends and may or may not carry voting rights. Common stock occupies the most junior position in a company’s capital structure.
American Depositary Receipts (ADR) Risk. ADRs are receipts, issued by depository banks in the United States, for shares of a foreign-based company that entitle the holder to dividends and capital gains on the underlying security. ADRs may be sponsored or unsponsored. In a sponsored ADR arrangement, the foreign issuer assumes the obligation to pay some or all of the depositary’s transaction fees. Under an unsponsored ADR arrangement, the foreign issuer assumes no obligations and the depositary’s transaction fees are paid directly by the ADR holders. In addition to the risks of investing in foreign securities, there is no guarantee that an ADR issuer will continue to offer a particular ADR. As a result, the Fund may have difficulty selling the ADR or selling them quickly and efficiently at the prices at which they have been valued. The issuers of unsponsored ADRs are not obligated to disclose information that is considered material in the U.S. and voting rights with respect to the deposited securities are not passed through. ADRs may not track the prices of the underlying foreign securities on which they are based, and their values may change materially at times when U.S. markets are not open for trading.

Ms. Vroman-Lee
U.S. Securities and Exchange Commission
December 14, 2022

Real Estate Investment Trust (REIT) Risk. Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. REITs may be affected by changes in the value of the underlying property owned by the REITs, while mortgage REITs may be affected by the quality of any credit extended. REITs are dependent upon management skills, may not be diversified geographically or by property/mortgage asset type, and are subject to heavy cash flow dependency, default by borrowers and self-liquidation. REITs may be more volatile and/or more illiquid than other types of equity securities. REITs (especially mortgage REITs) are subject to interest rate risks. REITs may incur significant amounts of leverage. The Fund will indirectly bear a portion of the expenses, including management fees, paid by each REIT in which it invests, in addition to the expenses of the Fund. REITs must also meet certain requirements under the Internal Revenue Code of 1986, as amended (the “Code”) to avoid entity level tax and be eligible to pass-through certain tax attributes of their income to shareholders. REITs are consequently subject to the risk of failing to meet these requirements for favorable tax treatment and of failing to maintain their exemptions from registration under the Investment Company Act of 1940. REITs are subject to the risks of changes in the Code affecting their tax status.

Environmental, Social, and Governance (ESG) Investing Risk. ESG investing risk is the risk stemming from the environmental, social, and governance factors that the Fund applies in selecting securities. The Fund intends to screen out companies that do not meet its ESG criteria. This may affect the Fund’s exposure to certain companies or industries and cause the Fund to forego certain investment opportunities. The Fund’s returns may be lower than other funds that do not seek to invest in companies based on ESG screens.
Fossil-Fuel Free Investing Considerations Risk: Pursuing a fossil-fuel free investment strategy may limit the number of investment opportunities available to the Fund, and as a result, at times, the Fund may underperform funds that are not subject to similar investment considerations. For example, the Fund may exclude fossil-fuel related investments when other considerations would suggest that investing in such securities would be advantageous. The Fund may also underperform funds that invest in the energy and utilities sectors, particularly in times of rising oil, gas and energy prices.

6. The term “lead” Portfolio Manager suggests that only the lead Portfolio Manager is primarily responsible for the portfolio management of the Fund.  Is this correct?  If only the lead Portfolio Manager is responsible for the day-to-day management of the Fund’s portfolio, then please revised the disclosure accordingly.
Response:  The lead Portfolio Manager and the Portfolio Manager of the Fund are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.  While decisions are generally made by consensus, the lead Portfolio Manager exercises final discretion in the event of any conflict.  The Fund has added the following disclosure: “The lead Portfolio Manager and the other Portfolio Manager of the Fund are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. While decisions are generally made by consensus, the lead Portfolio Manager exercises final discretion in the event of any conflict.”

Ms. Vroman-Lee
U.S. Securities and Exchange Commission
December 14, 2022

7. Please clarify whether each portfolio investment has to meet the ESG criteria.
Response:  Each portfolio investment has to meet ESG criteria.  The Fund has revised the disclosure as follows: “The Adviser conducts fundamental research to determine a company’s financial health and its business prospects, and also takes environmental, social and governance factors into account in making each initial investment decision.”
8. Please clarify what is meant by the references to “superior” and “pragmatic” when describing a growth company.
Response:  In response, the Fund has revised the disclosure as follows: “A growth company is a company that the Adviser believes has an above-average revenue and earnings growth opportunity.”
9. Are the limitations on investing in companies that derive significant revenues from the manufacture of alcohol or tobacco products principal investment strategies?  If they are principal investment strategies, please include them in the summary section.
Response:  These investment limitations are not principal investment strategies.
10. Please review the discussion that references non-principal strategies to ensure it clearly states which risks are non-principal risks.
Response:  The Fund has revised the disclosure as requested.
Statement of Additional Information
11. In the statement of additional information (SAI) where the investment limitation on investing in oil, gas, etc. is stated, it also says that the Fund may invest in the common stocks of companies that invest in or sponsor oil, gas and mineral exploration programs.  Please provide a clarification on how this works in connection with the fossil fuel free limitation.
Response:  The Fund has added the following clarification to the disclosure: “(The Fund will not invest in any such companies in violation of its fossil fuel free investment limitation.)”
12. In the SAI there is reference to the use of third-party data providers in assessing ESG factors.  Is such use a principal investment strategy?  Please consider appropriate disclosure depending on the use of such third-party data providers.
Response:  The use of third-party data providers is not a principal investment strategy.  The risks associated with third-party data providers has been added to the SAI.

Ms. Vroman-Lee
U.S. Securities and Exchange Commission
December 14, 2022

13. In the Part C information, please include the language regarding the limitations on indemnification found in Rule 484 of the Securities Act of 1933, as amended.
Response:  The Fund has included the following disclosure:
Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
14. To the extent any of the above comments apply to more than one part of the Filing, please ensure that all appropriate revisions are made.
Response:  The Fund has revised the Filing accordingly.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer